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                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                       --------------------
                            FORM 11-K

(Mark one)

        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995

                                OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________ to __________

Commission file number 001-05480

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             ELCO THERMOPLASTICS INC.
             PROFIT SHARING PLAN
             1111 Samuelson Road
             P.O. Box 7009
             Rockford, Illinois   61125

B. Name of issuer of securities held pursuant to the plan and address of its principal executive office:

             TEXTRON INC.
             40 Westminster Street
             Providence, Rhode Island   02903
======================================================================


                             REQUIRED INFORMATION

    The following Financial Statements for the Elco Thermoplastics Inc. Profit Sharing Plan (formerly known as Thermoplastics, Inc. Profit Sharing Plan) are furnished herein:

                              Index

Report of Independent Auditors....................................... 3

Financial Statements

    Statements of Net Assets Available for Plan Benefits............. 4
    Statement of Changes in Net Assets Available for Plan Benefits... 6
    Notes to Financial Statements.................................... 7

Supplemental Schedules

    Assets Held for Investment...................................... 11
    Reportable Transactions......................................... 12


                        REPORT OF INDEPENDENT AUDITORS

The Plan Administrator
Thermoplastics, Inc. Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of the Thermoplastics, Inc. Profit Sharing Plan (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1995, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                 Ernst & Young LLP

Milwaukee, Wisconsin
May 31, 1996


             Thermoplastics, Inc. Profit Sharing Plan

       Statements of Net Assets Available for Plan Benefits

                                                 December 31, 1995
                                 ---------------------------------------------
                                 Money
                                 Market   Balanced   Equity     Loan
                                 Fund      Fund       Fund     Account   Total
                                 ---------------------------------------------

Assets
Investments, at fair value:
   Parkstone Equity Fund        $    -  $239,802  $498,461  $    -    $738,263
   Parkstone Bond Fund               -   345,610         -       -     345,610
   Parkstone Small
    Capitalization Value Fund        -    59,611         -       -      59,611
   Parkstone Government Money
    Market Fund                410,473    23,284     6,265   13,105    453,127
   Participant loans                 -         -         -    7,247      7,247
                              ------------------------------------------------
Total investments              410,473   668,307   504,726   20,352  1,603,858

Receivables:
   Employer contributions       95,105    91,055    64,390        -    250,550
   Employee contributions        2,142     2,468     1,995        -      6,605
   Accrued income                1,781        93        21       39      1,934
   Other interfund receivable
   (payable)                      3,298     2,989     1,417   (7,704)        -
   Other                             -         -         -       99         99
                              ------------------------------------------------
Total receivables              102,326    96,605    67,823   (7,566)   259,188
Cash                                 -         -         -        -          -
                              ------------------------------------------------
Total assets                   512,799   764,912   572,549   12,786  1,863,046

Liabilities -
   Other                             -         -         -    5,539      5,539
                              ------------------------------------------------

Net assets available
  for plan benefits           $512,799  $764,912  $572,549  $ 7,247 $1,857,507
                              ================================================


                    Thermoplastics, Inc. Profit Sharing Plan

              Statements of Net Assets Available for Plan Benefits


                                         December 31, 1994
- ------------------------------------------------------------------------------
                              Money
                              Market    Balanced    Equity     Loan
                              Fund        Fund       Fund     Account    Total
- ------------------------------------------------------------------------------
Assets
Investments, at fair
 value:
   Parkstone Equity Fund $      -  $145,295     $324,095   $     -  $ 469,390
   Parkstone Bond Fund          -   209,807            -         -    209,807
   Parkstone Small
    Capitalization
    Value Fund                  -    53,150            -         -     53,150
   Parkstone Government
    Money Market Fund     340,213    13,965        3,940     1,454    359,572
   Participant loans            -         -            -     2,741      2,741
- -----------------------------------------------------------------------------
Total investments         340,213   422,217      328,035     4,195  1,094,660

Receivables:
   Employer contributions  36,323    43,593       28,850         -    108,766
   Employee contributions   1,021     1,773        1,816         -      4,610
   Accrued income               -         -            -         -          -
   Other interfund
    receivable (payable)      202       900          382    (1,484)         -
   Other                        -         -            -         -          -
- -----------------------------------------------------------------------------
Total receivables          37,546    46,266       31,048    (1,484)   113,376
Cash                        1,981     1,103        1,058        30      4,172
- -----------------------------------------------------------------------------
Total assets             $379,740   $469,586    $360,141    $2,741 $1,212,208

Liabilities -
   Other                        -          -           -         -          -
- -----------------------------------------------------------------------------
Net assets available
   for plan benefits     $379,740   $469,586    $360,141   $ 2,741  $1,212,208
==============================================================================

             Thermoplastics, Inc. Profit Sharing Plan

  Statement of Changes in Net Assets Available for Plan Benefits

                   Year ended December 31, 1995

                                                  Fund Information
                                -----------------------------------------------
                                   Money
                                   Market  Balanced   Equity   Holding
                                    Fund     Fund     Fund     Account   Total
                                -----------------------------------------------
Additions:
 Investment income:
  Interest and dividends         $ 18,934 $ 35,754  $ 17,624  $ 906  $   73,218
  Net appreciation in
   fair value of
   investments                          -   84,603    92,958      -     177,561
                                -----------------------------------------------
                                   18,934  120,357   110,582    906     250,779
Contributions:
 Employer                         116,216  116,682    82,554      -     315,452
 Employee                          59,334   71,523    58,768      -     189,625
                                -----------------------------------------------
                                  175,550  188,205   141,322      -     505,077
                                -----------------------------------------------
Total additions                   194,484  308,562   251,904    906     755,856

Deductions -
 Distributions to
  participants or
  their beneficiaries              19,562   61,136    29,859      -     110,557

Transfers, net                    (41,863)  47,900    (9,637) 3,600           -
                                -----------------------------------------------
Net increase                      133,059  295,326   212,408  4,506     645,299

Net assets available for
 plan benefits
 at beginning of year             379,740  469,586   360,141  2,741   1,212,208
                                ------------------------------------------------
Net assets available for
 plan benefits
 at end of year                 $512,799  $764,912  $572,549 $7,247  $1,857,507
                                ===============================================


             Thermoplastics, Inc. Profit Sharing Plan

                  Notes to Financial Statements

                        December 31, 1995

1. Description of the Plan

The following brief description of the Thermoplastics, Inc. Profit Sharing Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan formed to provide profit-sharing benefits to employees of Elco Thermoplastics Inc. (the Company), a subsidiary of Elco Textron Inc., and to provide for participant tax-deferred savings under Section 401(k) of the Internal Revenue Code
(IRC). All full-time employees of the Company with one year of service are eligible to participate in the Plan. Participants have a 100% vested interest in their account balances. The Plan allows participants to borrow funds from their individual accounts under terms specified in the Plan.

Contributions

Active participants may make contributions as defined in the Plan. Such contributions may be in the form of Employee Deferral Contributions (as a percentage of the participant's compensation) or Nondeductible Employee Contributions. The Company will contribute an amount equal to 50% of the Employee Deferral Contributions related to the first 3% of earnings. Additional Company contributions may be made at the sole discretion of the Board of Directors.

Participant Loans

Participants may borrow an amount that does not exceed the lesser of $50,000 or one-half the nonforfeitable value of their account balance. Loans must be repaid within five years and bear interest at the current prime rate.

Investment Option

The Plan allows participants to direct their contributions into one or a combination of three different fund types: the Money Market Fund (fixed income investments), the Balanced Fund (fixed income and equity investments) or the Equity Fund (equity investments). The Company matching contribution also is invested in the funds designated by the participant.

Allocations

Employee contributions and the Company's matching contribution are allocated to each respective participant account. The additional Company contribution, if any, is allocated to participant accounts based on participant compensation, as defined by the Plan, in relation to the total of such amounts for all participants.

Earnings within each fund are allocated as of June 30 and December 31 in the proportion that each participant's beginning account balance (restated for transfers), plus one-half of employee contributions made during the six-month period, bears to the total of such amounts for all participants.

Benefit Payments

The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance. On termination of service, a participant may elect to receive either a lump-sum amount equal to the participant's account balance, or annual installments over a period of time as defined by the Plan.

Tax Status

The Plan was amended and restated in its entirety on June 28, 1994, effective as of July 1, 1989. The restated Plan has received a favorable tax determination letter from the Internal Revenue Service (IRS) dated June 12, 1995 that the Plan qualifies under Section 401(a) of the IRC and, therefore, is not subject to tax under present income tax law. Once qualified, a plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

2. Significant Accounting Policies

Valuation of Investments

The mutual funds are carried at fair value as determined from quoted market values. The Government Money Market Fund and participant loans are reported at cost and unpaid principal, respectively, which approximate fair value.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Certain   services   are  provided  to  the  Plan   without   charge,   and
administrative expenses are paid by the Company.

3. Termination Priorities

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by the action of its Board of Directors, subject to the provisions of the Employee Retirement Income Security Act of 1974.

4. Investments

The Plan's  investments  are held in a  bank-administered  trust fund.  The
following   table   presents  the  estimated   fair  values  of  individual
investments that are 5% or more of the Plan's net assets at December 31, 1995 and 1994.
                                                         December 31
                                                   1995              1994
                                          -------------------------------------
Parkstone Government Money Market Fund           $453,127          $359,572
Parkstone Equity Fund                             738,263           469,390
Parkstone Bond Fund                               345,610           209,807

4. Investments (continued)

During the year ended December 31, 1995, the Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value by $177,561, as follows:

Investments at fair value as determined by quoted market prices:
   Parkstone Equity Fund                                               $138,872
   Parkstone Bond Fund                                                   28,558
   Parkstone Small Capitalization Fund                                   10,131
                                                             ------------------
                                                                       $177,561
                                                             ==================

5. Inactive Accounts

Included in net assets available for Plan benefits at December 31, 1995 and 1994 is $66,184 and $48,990, respectively, which relates to account balances for persons who have withdrawn from the Plan but have not yet been paid. These amounts are presented as benefit claims payable on Form 5500.

6. Related-Party Transactions

During the year ended December 31, 1995, the Plan had the following related-party transactions with funds administered by an affiliate of the Plan's trustee:

                                               Purchases           Sales
                                        ------------------------------------

Parkstone Money Market Funds                    $754,397         $660,842
Parkstone mutual funds                           260,152           26,576


                   Thermoplastics, Inc. Profit Sharing Plan

                          Assets Held for Investment

                               December 31, 1995

                              Description of
                            Investment, Rate of                       Current
                                 Interest           Cost               Value
Identity of Issue, Borrower,
Lessor, or Similar Party
- ------------------------------------------------------------------------------

Parkstone Government Money
 Market Fund                   Money Market Fund  $ 453,127         $ 453,127
Parkstone Equity Fund          Mutual Fund          618,063           738,263
Parkstone Bond Fund            Mutual Fund          336,949           345,610
Parkstone Small
  Capitalization Value
  Fund                         Mutual Fund           45,004            59,611
Participant loans              7.33% to 9.50%
                               per annum, with
                               varying maturity
                               dates                  7,247             7,247
                                               --------------------------------
                                                 $1,460,390        $1,603,858
                                               ================================


                   Thermoplastics, Inc. Profit Sharing Plan

                            Reportable Transactions

                         Year ended December 31, 1995

                                                        Proceeds From
                                                           Sales or     Real-
                         Number of         Cost of        Redemptions   ized
                       Transactions       Purchases         During      Gain
  Description        Purchases  Sales   During the Year    the Year    (Loss)
- -----------------------------------------------------------------------------
Category (iii) - Series of transactions in excess of 5 percent of plan assets

Parkstone Government
 Money Market Fund       242     110       $754,397         $660,842   $    -
Parkstone Equity Fund     18       2        132,781            2,781      511
Parkstone Bond Fund       21       -        107,245                -        -

There were no Category (ii) or (iv) reportable transactions. Category (i) reportable transactions are included in Category (iii) transactions above.


                            SIGNATURES

    The Plan.  Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       ELCO THERMOPLASTICS INC. PROFIT
                                       SHARING PLAN

                                          ELCO TEXTRON INC., Plan Administrator


DATE  June 28, 1996                       By  /s/ Kenneth L Heal
      -------------                          ----------------------------
                                             Name: Kenneth L. Heal
                                             Title: Secretary/Treasurer